                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


      ANNOUNCEMENT OF DISCOVERY OF SUBMISSION OF FALSE DATA BY EMPLOYEES IN
            CONNECTION WITH DIESEL PARTICULATE FILTER CERTIFICATION


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  November 22, 2004
                 --------------------

Commission File Number     09929
                       --------------

                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  X      Form 40-F
                                  ---               ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes          No  X
                                   ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 22, 2004

                                              MITSUI & CO., LTD.


                                       By:  /s/ Tasuku Kondo
                                          ---------------------
                                          Name:  Tasuku Kondo
                                          Title: Executive Director
                                                 Executive Vice President
                                                 Chief Financial Officer

                                                               November 22, 2004

ANNOUNCEMENT OF DISCOVERY OF SUBMISSION OF FALSE DATA BY EMPLOYEES IN CONNECTION
                  WITH DIESEL PARTICULATE FILTER CERTIFICATION

Mitsui & Co., Ltd. ("Mitsui") regrets to report on the discovery that false data had been produced and submitted to the Tokyo Metropolitan Government with respect to products manufactured by our wholly owned subsidiary. The product is Diesel Particulate Filter ("DPF"), which reduces the particulate matters contained in the emissions of diesel vehicles. Mitsui's DPF is designated as a Certified Particulate Matter Reduction System under the ordinances on diesel vehicle emissions of the Tokyo Metropolitan Government and three other prefectural governments, and the purchasers of the designated product are provided with subsidies by these prefectural as well as several municipal governments, the Ministry of Land, Infrastructure and Transportation and related industrial associations. Mitsui has so far sold approximately 21,500 units of the product.

Mitsui expresses our utmost regret to our DPF users and all the parties concerned as well as to the citizens and the local communities for not preventing the production and submission of false data, thus resulting in the provision of products whose filtration ratios were only 70 to 80 % of the regulatory standard.

Mitsui will undertake to replace our DPFs for free through supplying products of other manufacturers, reforming our existing products and developing alternative products. Mitsui intends to respond in good faith to the relevant losses incurred during the course of these remedial actions on a case-by-case basis.

The facts which Mitsui has discovered to date regarding the production and submission of false data are as follows.

1. False data was included in the certification application for our DPF submitted on February 18, 2002 in order to obtain the designation as a Certified Particulate Matter Reduction System. The data was taken from multiple DPFs including those which had different specifications from the DPF stated in the application. A DPF with a smaller wire diameter wire mesh filter was used for the performance test in order to achieve a higher particulate matter filtration ratio, whereas another DPF with a larger wire diameter wire mesh filter was used for the endurance test to show higher durability.


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2.   False data was submitted in the application for the DPF exterior modification on July 31, 2002. The data was obtained from the performance test in which irrelevant type of wire mesh filters were used on the top of real ones installed in Mitsui's DPF in order to achieve a filtration ratio higher than was required by the ordinance of the Tokyo Metropolitan Government. These irrelevant filters are not actually installed in Mitsui's DPF which are sold in the market.

3. In a performance test carried out from January 16 to 18, 2003 with the witness of the Tokyo Metropolitan Government officials, the test result was altered by employees of Mitsui and our wholly-owned subsidiary by intentionally changing the recorded figures on the spot so that it would show a filtration ratio higher than was required by the ordinance.

When the case was identified during the course of a periodic internal audit, Mitsui immediately set up an investigating committee chaired by an outside counsel and is making best efforts for full discovery of this case.



                                               Inquiries should be addressed to:
                                               Corporate Communications Division
                                                      Telephone: +81-3-3285-7596

                                                                              Or

                                                     Investor Relations Division
                                                              Mitsui & Co., Ltd.
                                                      Telephone: +81-3-3285-7910
                                                      Facsimile: +81-3-3285-9819





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